Exhibit B

Significant Changes in Operating Results Fiscal 2004 versus Fiscal 2003

        Gross profit.   Gross profit margin decreased to 50.6% of revenues for fiscal 2004, from 55.2% of revenues for fiscal 2003. The most significant impact on gross margins resulted from increased expenses associated with manufacturing engineering and quality control and assurance, an increase in inventory provisions, higher unit costs due to process changes and reduced volumes, and a shift in geographical and product mix.

        Marketing and selling expenses.    Marketing and selling expenses for fiscal 2004 increased $793,000, or 4%, over fiscal 2003. The increase is principally due to fluctuations in foreign exchange rates which negatively impacted marketing and selling expenses by $777,000. International sales and marketing expenses increased due to increased salaries, travel, and commissions. Headcount in the U.S. increased due to the addition of direct sales representatives for a newly established sales territory in the Pacific Northwest Region and as a result of the addition of proctors-trainers used principally to train physicians in the ICL implantation technique. These increases were offset by decreased promotional activities, primarily in response to the delay in the launch of the Visian™ ICL in the U.S. and the cost savings realized from the closure of a subsidiary.

        Research and development expenses. Research and development expenses for the fiscal 2004, increased $1,127,000, or 22%, compared to fiscal 2003. This was primarily due to our increased investment in insertion systems, the redesign of the Collamer three-piece IOL and injector and preparation for the FDA audit of our facilities in Nidau, Switzerland and Monrovia, California. Increases in research and development expense were partially offset by decreased research and development expenses of subsidiaries, as all research and development efforts were consolidated into one location.

        Other expense, net.    Other expense for fiscal 2004 decreased $549,000 over fiscal 2003. Included in other expense for fiscal 2003 was the write-off of a note receivable in the amount of $430,000. During fiscal 2004, the Company recovered $200,000 of the note and recorded the cash received as other income. These increases in other income were partially offset by losses recorded in 2004 by the Company’s joint venture, Canon STAAR Co., Inc.